UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-40106

4D pharma plc

(Translation of Registrant’s name into English)

5th Floor, 9 Bond Court

Leeds

LS1 2JZ

United Kingdom

Tel: +44 (0) 113 895 013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On December 30, 2022, 4D pharma plc (the “Company,” “4D,” “4D pharma,” “we,” “us” or “our”) issued a press release entitled “4D pharma Announces an Update on Administration and Suspension of Trading” regarding a circular being posted to the Company’s shareholders on December 30, 2022, which contains a notice of a General Meeting to be held on January 16, 2023.

A copy of the press release and a copy of the circular are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this current report on Form 6-K and are incorporated by reference herein. This press release and circular are each incorporated by reference into the registration statements on Form F-3 (File No. 333-263372 and File No. 333-264419) of 4D pharma plc, filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this press release and circular are submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release, dated December 30, 2022.
99.2	Notice of General Meeting of Shareholders Circular, dated December 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4D pharma plc

Date: January 3, 2023	/s/ James Clark
James Clark
Administrator